Exhibit 99.2

Exhibit 99.2 Grant of Stock Option

On the 21st of March 2003, the Board of Directors of Kookmin Bank approved of, and ratified, granting of options to directors and employees of the Bank for purchasing registered common stocks of the Bank.

1.	Purpose of the Grant

The purpose of the grant is to motivate the grantees toward accomplishing business targets, as their performances will be indexed to the exercisable number of options granted.

2.	Calculating Stock Options

The number of the stock options was calculated in respect of the number of the stock options previously granted to the relevant positions and titles of the new grantees as to insure that all options are fairly distributed.

3.	List of Grantees and the Number of Options

Name	Position	No. of Shares Granted
Sungnam Lee	Auditor & Executive Director	30,000 common shares

Moonsoul Chung	Non-Executive Director	10,000 common shares
Sunjin Kim	Non-Executive Director	10,000 common shares
Richard Elliott Lint	Non-Executive Director	10,000 common shares
Kyunghee Yoon	Non-Executive Director	10,000 common shares
Seougwoo Nam	Non-Executive Director	10,000 common shares
Sukyoung Cha	Non-Executive Director	10,000 common shares
Bernard S. Black	Non-Executive Director	10,000 common shares
Kihong Kim	Non-Executive Director	10,000 common shares
Eunjoo Park	Non-Executive Director	10,000 common shares
Cheolsoo Ahn	Non-Executive Director	10,000 common shares
Kyungbae Suh	Non-Executive Director	10,000 common shares

Sungchul Kim	Executive Vice President	30,000 common shares
Woojung Lee	Executive Vice President	30,000 common shares
Seeyoung Lee	Executive Vice President	30,000 common shares

Wonsuk Oh	Head of Regional Headquarters	15,000 common shares
Sungdae Min	Head of Regional Headquarters	15,000 common shares
Kyungjae Cheong	Head of Regional Headquarters	15,000 common shares
Choulhee Kim	Head of Regional Headquarters	15,000 common shares
Indo Lee	Head of Regional Headquarters	15,000 common shares
Maengsu Yang	Head of Regional Headquarters	15,000 common shares

Total	21 persons	320,000 common shares

4.	Calculating Stock Options for Executive Vice Presidents and Heads of Regional Headquarters

Calculation of the number of stock options granted to Executive Vice Presidents and Heads of Regional Headquarters is based on the average score of the key performance indicators they achieve for three years from the date of their conferment.

Where any grantee resigns or transfers for new assignment before the three year term transpires, the calculation shall be made based upon the resultive average score as of the end of the latest quarter prior to any such event.

Evaluation Method

Average Score	Calculation of Exercisable Option
Less than 60 points	Stock option cancelled.
Over 60 but Less than 80 points	• Stock options resulting from multiplying the number of stock options granted by average score exercised. • Options granted = (Number of options granted) ×(Average score / 100)
Over 80 points	Total number of the granted stock options exercised.

5.	Method of Exercise

Kookmin Bank may choose to grant shares by means of: 1) issuing new shares; 2) granting treasury shares; or 3) granting cash or treasury shares for the difference between the exercise price and the market price.

6.	Exercise Price

6.1	i) Auditor & Executive Director and ii) Non-Executive Directors, lined to stock price indices.

Formula

Exercise price = 35,500 Won x (1 + rate of increase for KOSPI banking industry index x 0.4)

Rate of increase for KOSPI banking industry index = (KOSPI banking industry index as of the start of exercise period1 – KOSPI banking industry index as of the date of grant) / KOSPI banking industry index as of the date of grant.

Less than 100 Won of the calculated price is to be rounded up. Any negative rate of increase for KOSPI banking industry index is not reflected in the calculation.

1.	KOSPI banking industry index as of the date of resignation is used in the event any grantee resigns during the course of three years.

6.2.	Executive Vice Presidents and the Heads of Regional Headquarters: 35,500 Won

7.	Exercise Period

The exercise period is from March 22, 2006 to March 21, 2011.

8.	Adjustment of Exercise Price and Options

In the event of any right offering, stock dividend, transfer of reserves to capital, stock split, reverse split, or merger, which require adjustments of the price or the numbers of stock after the option grant date, adjustment shall be made as needed in accordance with the resolutions reached by the Board of Directors for, i.e., number of options and the exercise price.

9.	Adjustment Following Resignation

If any grantee resigns or ceases employment with the Bank within three years from the date of grant, the exercisable number of options shall be adjusted according to the full number of calendar days. Less than a single share is rounded down.

Formula

Granted Options x Number of Days Actually Worked / 3 Years

10.	Other Information

Pursuant to Article 13 of the Articles of Incorporation, these resolutions by the Board are subject to the approval and ratification at the first Shareholders’ Meeting to be held after this Board of Directors’ resolution.

Any other details not stipulated or referred to in the resolutions shall be governed by the Articles of Incorporation of Kookmin Bank and the option contracts entered into by the Bank and the grantees.

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